                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                          ----------------------------

                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                        AMERICAN BUSINESS PRODUCTS, INC.
                                (Name of Issuer)

                           COMMON STOCK, $2 PAR VALUE
                         (Title of Class of Securities)

                                    024763104
                                 (CUSIP Number)


                                       N/A
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 26 pages

CUSIP No. 024763104                   13G                     Page 2 of 26 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         -0-

6.       SHARED VOTING POWER

         749,862

7.       SOLE DISPOSITIVE POWER

         -0-

8.       SHARED DISPOSITIVE POWER

         749,862

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         749,862

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.86%

12.      TYPE OF REPORTING PERSON

         EP

CUSIP No. 024763104                       13G                 Page 3 of 26 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas R. Carmody

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         40,139

6.       SHARED VOTING POWER

         51,547

7.       SOLE DISPOSITIVE POWER

         40,139

8.       SHARED DISPOSITIVE POWER

         51,547

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         91,686

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [   ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .59%

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No. 024763104                       13G                Page 4 of 26 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Henry Curtis VII

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         217,532

6.       SHARED VOTING POWER

         21,093

7.       SOLE DISPOSITIVE POWER

         138,025

8.       SHARED DISPOSITIVE POWER

         0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,025

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .90%

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No. 024763104                       13G                 Page 5 of 26 pages

 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Larry L. Gellerstedt, III, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         72,242

6.       SHARED VOTING POWER

         749,862

7.       SOLE DISPOSITIVE POWER

         72,242

8.       SHARED DISPOSITIVE POWER

         749,862

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         72,242

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         .47%

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No. 024763104                       13G                Page 6 of 26 pages


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John H. Karr, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         1,920


6.       SHARED VOTING POWER

         749,862

7.       SOLE DISPOSITIVE POWER

         1,920

8.       SHARED DISPOSITIVE POWER

         749,862

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,920

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Less than .01%.

12.      TYPE OF REPORTING PERSON

         IN

CUSIP No. 024763104                       13G                Page 7 of 26 pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert J. Dahl, individually and as Co-Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a) _______
                  (b) _______

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         13,060

6.       SHARED VOTING POWER

         746,690.6792

7.       SOLE DISPOSITIVE POWER

         13,060

8.       SHARED DISPOSITIVE POWER

         746,690.6792

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,515.6792

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ X ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         .09%

12.      TYPE OF REPORTING PERSON

         IN

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                        AMERICAN BUSINESS PRODUCTS, INC.
                         PROFIT SHARING RETIREMENT PLAN

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(a).        Name of Person Filing:

                  AMERICAN BUSINESS PRODUCTS, INC. PROFIT SHARING RETIREMENT
                  PLAN

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (f) [X] An employee benefit plan or endowment fund in
                          accordance with Section 240.13d-1(b)(1)(ii)(F)




                               Page 8 of 26 pages

Item 4.  Ownership.

         (a)  Amount beneficially owned: 749,862
         (b)  Percent of class: 4.86%
         (c)  Number of shares as to which such person has:

              (i)      sole power to vote or to direct the vote:  0
              (ii)     shared power to vote or to direct the vote: 749,862
              (iii)    sole power to dispose or to direct the disposition of:  0
              (iv)     shared power to dispose or to direct the disposition of:
                       749,862

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Larry L. Gellerstedt, III, John H. Karr and Robert J. Dahl are trustees ("Trustees") of the trust (the "Trust") created pursuant to the American Business Products, Inc. Profit Sharing Retirement Plan (the "Plan") which holds 749,862 shares of Common Stock on behalf of the Plan, all of which have been allocated to the accounts of Plan participants as of December 31, 1998. Thomas R. Carmody and Henry Curtis VII resigned as Trustees of the Trust during 1998.

         VOTING RIGHTS. Under the terms of the Plan, the participants have the right to direct the Trustee as to the exercise of all voting rights with respect to the whole shares of Common Stock allocated to the participant's account. Fractional shares and any whole shares for which participants do not give instructions are voted by the Trustees as they deem to be proper. Voting procedures are developed to ensure confidentiality.

         TENDER OFFER RIGHTS. Each participant has the right to direct the Trustees as to whether, in accordance with the terms of any tender offer for shares of Common Stock, to tender the whole shares of Common Stock attributable to his account, and the Trustees must follow the directions to the extent they are proper. Fractional shares and any whole shares for which directions are not received will be tendered by the Trustees in the same proportion as the whole shares that are tendered by the tendering participants.

         INVESTMENT POWER. Under the terms of the Plan, the Stock Bonus Accounts, and all undistributed income accruing thereon, must be invested by the Trustees primarily in Common Stock. Pending distribution of fractional shares or permanent investment of assets of the Stock Bonus Accounts in Common Stock, the Trustees may temporarily hold cash and may invest the assets in high-quality short-term or money equivalent investments.

                               Page 9 of 26 pages

         POWER TO DISPOSE OF COMMON STOCK. Under the terms of the Plan, any distribution of a Stock Bonus Account to a participant must be in the form of a single sum distribution payable in whole shares of Common Stock. Any remaining amount representing a fractional share of Common Stock is paid in cash. The Trustees have the power to dispose of shares of Common Stock to the extent necessary to make cash payments representing fractional shares.

         Mr. Gellerstedt and Mr. Karr disclaim any beneficial ownership in the shares held by the Trust. Mr. Dahl disclaims any beneficial ownership in the shares held by the Trust, other than the shares allocated to his respective account.

         The amount reported in Row 9 does not include shares of Common Stock beneficially owned or deemed to be beneficially owned by the Trustees in their individual capacity and not as Trustees of the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                               Page 10 of 26 pages

                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                      AMERICAN BUSINESS PRODUCTS, INC.
                                      PROFIT SHARING RETIREMENT PLAN



Date: February 10, 1999               By: /s/ Larry L. Gellerstedt, III
                                          -----------------------------------
                                          Larry L. Gellerstedt, III, Trustee



Date: February 10, 1999               By: /s/ John H. Karr
                                          -----------------------------------
                                          John H. Karr, Trustee



Date: February 11, 1999               By: /s/ Robert J. Dahl
                                          -----------------------------------
                                          Robert J. Dahl, Trustee






                               Page 11 of 26 pages

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                THOMAS R. CARMODY

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  Thomas R. Carmody

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1998.

                  (a)      Amount beneficially owned:   91,686

                           The shares shown include 51,547 shares owned jointly by Mr. Carmody and his wife and 33,000 shares which Mr. Carmody may acquire upon the exercise of stock options.


                               Page 12 of 26 pages

         (b) Percent of class:  .59%
         (c) Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:  40,139
             (ii)  shared power to vote or to direct the vote:  51,547
             (iii) sole power to dispose or to direct the disposition of: 40,139
             (iv)  shared power to dispose or to direct the disposition of:  51,547

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 13 of 26 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 11, 1999              By: /s/ Thomas R. Carmody
                                         -----------------------
                                         Thomas R. Carmody













                               Page 14 of 26 pages

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                HENRY CURTIS VII

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(a).        Name of Person Filing:

                  Henry Curtis VII

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1998.

                  (a)      Amount beneficially owned:  138,025

                           The shares shown include 6,950 shares which Mr. Curtis may acquire upon the exercise of stock options; 1,458 shares allocated to his account under the Plan and 98 shares allocated to his account under the American Business Products, Inc. Employee Savings Plan (the "Employee Savings



                               Page 15 of 26 pages

                  Plan"). The shares shown do not include 79,507 shares voted by Mr. Curtis as trustee of certain family trusts and for which he disclaims beneficial ownership or 21,093 shares for which he shares voting and investment power as co-trustee of a family trust and for which he disclaims any beneficial ownership.

         (b)      Percent of class:  .90%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  217,532
                  (ii)     shared power to vote or to direct the vote:  21,093
                  (iii) sole power to dispose or to direct the disposition of: 138,025
                  (iv)     shared power to dispose or to direct the disposition
                           of:  0

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable


Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the



                               Page 16 of 26 pages
         securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 10, 1999            By: /s/ Henry Curtis VII
                                       ----------------------
                                       Henry Curtis VII













                               Page 17 of 26 pages

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                            LARRY L. GELLERSTEDT, III

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(a).        Name of Person Filing:

                  Larry L. Gellerstedt, III, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1998.

                  (a)      Amount beneficially owned:  72,242

                           The shares shown include 50,000 shares which Mr. Gellerstedt may acquire upon the exercise of stock options.




                               Page 18 of 26 pages

         (b)      Percent of class:  .47%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  72,242
                  (ii)     shared power to vote or to direct the vote:  749,862
                  (iii) sole power to dispose or to direct the disposition of: 72,242
                  (iv) shared power to dispose or to direct the disposition of: 749,862

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in response to Item 4(a) do not include 749,862 shares for which Mr. Gellerstedt shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to Item 6 of this Schedule 13G are incorporated herein by reference. Mr. Gellerstedt disclaims beneficial ownership of the shares held by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                             Page 19 of 26 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 10, 1999              By: /s/ Larry L. Gellerstedt, III
                                         ---------------------------------
                                         Larry L. Gellerstedt, III





















                               Page 20 of 26 pages

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                  JOHN H. KARR


Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(a).        Name of Person Filing:

                  John H. Karr, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA 30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1998.

                  (a)      Amount beneficially owned:  1,920





                               Page 21 of 26 pages

                  The shares shown include 1,750 shares which Mr. Karr may acquire upon the exercise of stock options and 13 shares allocated to his account under the Employee Savings Plan.

         (b)      Percent of class:  Less than .01%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  1,920
                  (ii)     shared power to vote or to direct the vote:  749,862
                  (iii) sole power to dispose or to direct the disposition of: 1,920
                  (iv) shared power to dispose or to direct the disposition of: 749,862

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in response to Item 4(a) do not include 749,862 shares for which Mr. Karr shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to
         Item 6 are incorporated herein by reference. Mr. Karr disclaims beneficial ownership of the shares held by the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 22 of 26 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1999                 By: /s/ John H. Karr
                                            -------------------------
                                            John H. Karr









                               Page 23 of 26 pages

                                  STATEMENT ON
                                  SCHEDULE 13G
                                 FILED WITH THE
                       SECURITIES AND EXCHANGE COMMISSION
                                  ON BEHALF OF
                                 ROBERT J. DAHL

Item 1(a).        Name of Issuer:

                  AMERICAN BUSINESS PRODUCTS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(a).        Name of Person Filing:

                  Robert J. Dahl, individually and as Trustee of the American Business Products, Inc. Profit Sharing Retirement Plan

Item 2(b).        Address of Principal Business Office

                  2100 RiverEdge Parkway, Suite 1200, Atlanta, GA   30328

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, $2 par value

Item 2(e).        CUSIP Number:

                  024763 10 4

Item 3. If this statement is filed pursuant to Rule 13d-1(c), check this box. [ X ]

Item 4.           Ownership as of December 31, 1998.

                  (a)      Amount beneficially owned:  14,515.6792




                               Page 24 of 26 pages

                  The shares shown include 8,305 shares which Mr. Dahl may acquire upon the exercise of stock options; 1,455.6792 shares held jointly with his wife; 4,627 shares allocated to Mr. Dahl's account under the Plan and 128 shares allocated to his account under the Employee Savings Plan.

         (b)      Percent of class:  .09%

         (c)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:  13,060
                  (ii)     shared power to vote or to direct the vote:
                           746,690.6792
                  (iii) sole power to dispose or to direct the disposition of: 13,060
                  (iv) shared power to dispose or to direct the disposition of: 746,690.6792

Item 5.  Ownership of Five Percent or Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         The shares shown in response to Item 4(a) do not include 745,235 shares for which Mr. Dahl shares investment and voting power as co-trustee of the Trust. The first five paragraphs of the response by the Plan to
         Item 6 are incorporated herein by reference. Mr. Dahl disclaims beneficial ownership of the shares held by the Trust, other than the 8,305 shares allocated to his account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10. Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 25 of 26 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: February 11, 1999             By: /s/ Robert J. Dahl
                                        ----------------------
                                        Robert J. Dahl
















                               Page 26 of 26 pages